UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 205491

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 25, 2020

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-232691, and related Prospectus and Prospectus Supplements, as such Registration Statement, Prospectus and Prospectus Supplements may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description
Exhibit 1.1
Underwriting Agreement, dated September 22, 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto, and BofA Securities, Inc.,
Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, NatWest Markets Securities Inc., SG Americas Securities, LLC and Wells Fargo Securities, LLC

Exhibit 1.2
Underwriting Agreement, dated September 22, 2020, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto, and BofA Securities, Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, NatWest Markets Securities Inc., SG Americas Securities, LLC and Wells Fargo Securities, LLC

Exhibit 4.1
Indenture, dated September 25, 2020, by and among B.A.T. International Finance p.l.c., the Guarantors party thereto, and Citibank, N.A., as trustee, authentication agent, transfer agent, registrar, calculation agent and initial paying agent.

Exhibit 4.2	Supplemental Indenture No. 8, dated September 25, 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.
Exhibit 4.3	Supplemental Indenture No. 9, dated September 25, 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.
Exhibit 4.4	Supplemental Indenture No. 10, dated September 25, 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.
Exhibit 4.5	Supplemental Indenture No. 11, dated September 25, 2020, by and among B.A.T Capital Corporation, the Guarantors party thereto and Citibank, N.A., as Trustee.
Exhibit 4.6	Supplemental Indenture No. 1, dated September 25, 2020, by and among B.A.T. International Finance p.l.c, the Guarantors party thereto and Citibank, N.A., as Trustee.
Exhibit 5.1	Opinion of Cravath, Swaine & Moore LLP.
Exhibit 5.2	Opinion of Linklaters LLP (London).
Exhibit 5.3	Opinion of Stibbe N.V.
Exhibit 5.4	Opinion of Womble Bond Dickinson (US) LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Ruth Wilson
	Name:	Ruth Wilson
	Title:	Assistant Secretary

Date:  September 25, 2020